Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2010	2009	2008	2007	2006
	(in millions)
Fixed charges:
Interest	£477.8	£455.1	£499.3	£514.1	£457.5
Interest portion of rental expense	17.6	16.1	10.6	12.6	15.3

Fixed Charges	£495.4	£471.2	£509.9	£526.7	£472.8

Earnings:
Loss from continuing operations before income taxes	£(177.5)	£(361.1)	£(813.1)	£(491.2)	£(543.3)
Fixed charges	495.4	471.2	509.9	526.7	472.8
Less: capitalized interest	—	—	—	—	—

(Deficit) earnings	£317.9	£110.1	£(303.2)	£35.5	£(70.5)

Deficiency(1)	£(177.5)	£(361.1)	£(813.1)	£(491.2)	£(543.3)

(1)	Earnings for each of the periods shown were inadequate to cover fixed charges by the amounts indicated in this row.